SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: November 30, 2004

SUPERCOM LTD.

Millennium Bldg.
3 Tidhar Street, P.O.B. 2094
Raanana 43665 Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F☒     Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

SUPERCOM LTD.
Form 6-K

TABLE OF CONTENTS

Page
Financial Statements for Quarter Ended September 30, 2004
Consolidated Balance Sheets as of September 30, 2004 (unaudited)	1-2
Consolidated Statements of Operations	3
Consolidated Statements of Cash Flows	4

Signatures	5
Exhibit Index	6

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	September 30,
	2003	2004
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,912	$2,374
Restricted cash deposits	681	1,405
Short-term deposit	1,196	-
Marketable debt securities	117	-
Trade receivables (net of allowance for doubtful accounts of $ 3,333 at December 31, 2003 and September 30, 2004)	1,808	2,073
Other accounts receivable and prepaid expenses	680	815
Inventories	3,236	2,890

Total current assets	9,630	9,557

LONG-TERM INVESTMENTS:
Long term trade receivables	364	276
Investment in an affiliate and others	275	275
Severance pay fund	333	374

	972	925

PROPERTY AND EQUIPMENT, NET	1,676	1,894

INTANGIBLE ASSETS	156	109

	$12,434	$12,485

The accompanying notes are an integral part of the consolidated financial statements.

1

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share amounts

	December 31,	September 30,
	2003	2004
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$2,131	$1,713
Trade payables	1,085	814
Employees and payroll accruals	161	168
Accrued expenses and other liabilities	822	1,382

Total current liabilities	4,199	4,077

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	187	80
Accrued severance pay	436	491

Total long-term liabilities	623	571

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 26,500,000 shares at December 31, 2003 and September 30, 2004; Issued and outstanding: 12,906,872 and 16,996,287 shares at December 31, 2003 and September 30, 2004, respectively	40	50
Additional paid-in capital	25,814	28,363
Deferred stock compensation	-	(11)
Accumulated deficit	(18,242)	(20,565)

Total shareholders' equity	7,612	7,837

	$12,434	$12,485

The accompanying notes are an integral part of the consolidated financial statements.

2

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share amounts

	Nine months ended September 30,		Three months ended September 30,
	2003	2004	2003	2004
	Unaudited
Revenues	$5,126	$3,891	$1,221	$1,407
Cost of revenues	2,147	2,361	643	797

Gross profit	2,979	1,530	578	610

Operating expenses:
Research and development	709	618	244	241
Selling and marketing, net	1,880	1,715	333	586
General and administrative	1,369	1,383	430	439

Total operating expenses	3,958	3,716	1,007	1,266

Operating loss	(979)	(2,186)	(429)	(656)
Financial expenses, net	(153)	(117)	(7)	(40)
Other income (expenses), net	(49)	(20)	(8)	33

Net loss	$(1,181)	$(2,323)	$(444)	$(663)

Basic and diluted net loss per share	$(0.09)	$(0.17)	$(0.03)	$(0.04)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,706,339	13,738,139	12,706,339	15,194,476

The accompanying notes are an integral part of the consolidated financial statements.

3

 SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2003	2004	2003	2004
	Unaudited
Cash flows from operating activities:
Net loss	$(1,181)	$(2,323)	$(444)	$(663)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	280	324	91	157
Accrued severance pay, net	14	14	4	8
Amortization of deferred stock compensation	26	7	-	2
Decrease (increase) in trade receivables	(1,580)	(177)	69	(246)
Decrease (increase) in other accounts receivable and prepaid expenses	(80)	(85)	(156)	114
Decrease (increase) in inventories	86	276	(160)	(54)
Increase (decrease) in trade payables	289	(271)	(5)	(219)
Increase (decrease) in employees and payroll accruals	28	32	(14)	(24)
Increase in accrued expenses and other liabilities	631	253	28	415
Others	2	6	(4)	(1)

Net cash used in operating activities	(1,485)	(1,944)	(591)	(511)

Cash flows from investing activities:
Proceeds from sale of property and equipment	1	-	-	-
Purchase of property and equipment	(48)	(425)	(17)	(140)
Short-term deposits matured	-	1,196	-	601
Investment in short-term deposits	(2,525)	-	(1,734)	-
Proceeds from redemption of marketable debt securities	440	110	105	-
Restricted cash deposits, net	(336)	(724)	(321)	(971)

Net cash provided by (used in) investing activities	(2,468)	157	(1,967)	(510)

Cash flows from financing activities:
Short-term bank credit, net	1,081	(503)	313	52
Issuance expenses related to conversion of loan into shares	-	(1)	-	-
Proceed from a private placement, net	-	2,766	-	1,991
Issuance of shares	-	9	-	9
Receipt of long-term loan	250	400	83	-
Repayment of long-term loan	(288)	(422)	(113)	(185)

Net cash provided by financing activities	1,043	2,249	283	1,867

Increase (decrease) in cash and cash equivalents	(2,910)	462	(2,275)	846
Cash and cash equivalents at beginning of period	4,567	1,912	3,932	1,528

Cash and cash equivalents at end of period	$1,657	$2,374	$1,657	$2,374

Supplemental disclosure of non-cash investing activities:
Transfer of inventory to property and equipment	$-	$70	$-	$-

Conversion of loan to ordinary shares	$-	$25	$-	$-

Other accounts receivable on issuance of shares	$-	$50	$-	$50

Accrued expenses related to issuance of shares	$-	$307	$-	$307

The accompanying notes are an integral part of the consolidated financial statements.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD.

By:

/s/ Eyal Tuchman
Eyal Tuchman
Chief Financial Officer

Date: November 30, 2004

5

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 30, 2004

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